UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD Specialized Disclosure Report

COHERENT, INC.

Delaware	001-33962	94-1622543
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5100 Patrick Henry Drive, Santa Clara, CA	95054
(Address of principal executive offices)	(Zip code)

Bret M. DiMarco
(Name and telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Coherent, Inc. (“Coherent” or the “Company”) is attached as Exhibit 1.02 hereto is found on the Coherent website at:

http://www.coherent.com/downloads/Conflict_Minerals_Report_2015_Calendar_Year_End.pdf

The full text of Coherent’s Conflict Minerals Policy is publicly available at www.coherent.com/download/8833.
Any websites referenced in this Form SD and the information accessible through them are not incorporated in this Form SD.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COHERENT, INC.
(Registrant)

/s/ Bret M. DiMarco	May 31, 2016
Bret M. DiMarco	(Date)
Executive Vice President and General Counsel